

Mail Stop 0407

July 6, 2005

<u>Via U.S. Mail and Fax (717) 733-7461</u>
Thomas E. Morell
Chief Financial Officer
D&E Communications, Inc.
124 East Main Street
P.O. Box 458
Ephrata, PA 17522-0458

> **RE:** **D&E Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2004**
> **Filed March 14, 2005**
>
> **Form 10-Q for the quarter ended March 31, 2005**
> **File No. 0-20709**

Dear Mr. Morell:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director